Exhibit D-2

UNITED STATES OF AMERICA

FEDERAL ENERGY REGULATORY COMMISSION

105 FERC ¶ 62,002

Wisconsin Energy Corporation Wisconsin Electric Power Company W.E. Power LLC Port Washington Generating Station LLC	Docket No. EC03-119-000

ORDER AUTHORIZING DISPOSITION

OF JURISDICTIONAL FACILITIES

(Issued October 1, 2003)

On August 4, 2003, Wisconsin Energy Corporation (Wisconsin Energy), Wisconsin Electric Power Company (Wisconsin Electric), W.E. Power LLC (W.E. Power), and Port Washington Generating Station LLC (Project Company) (collectively, Applicants) filed an application under section 203 of the Federal Power Act1 requesting Commission authorization for a disposition of jurisdictional facilities resulting from a transfer of interconnection facilities from Project Company to Wisconsin Electric and American Transmission Company, LLC (ATC LLC).2 The interconnection facilities are associated with generating facilities (Port Washington Units) which Project Company also will transfer to Wisconsin Electric.

Wisconsin Energy is an exempt public utility holding company under section 3(a)(l) of the Public Utility Holding Company Act of 1935 (PUHCA).3 Wisconsin Electric is a wholly-owned, public utility operating subsidiary of Wisconsin Energy. Wisconsin Electric owns electric generation and distribution facilities and natural gas distribution facilities in Wisconsin and Michigan, and sells electric energy at wholesale subject to the Commission’s jurisdiction.

W.E. Power, a wholly-owned subsidiary of Wisconsin Energy, directly owns a 100 percent interest in the Project Company that was formed to develop, construct, and own generating assets and associated interconnection facilities under a long-term lease

[1]	16 U.S.C. § 824b (2000).

[2]	Applicants also have filed a petition for a declaratory order disclaiming Commission jurisdiction, under section 201 of the FPA, over W.E. Power and the Project Company as passive lessors of the generation facilities and associated transmission facilities. The Commission will act by separate order on Applicants’ petition.

[3]	15 U.S.C. § 79c(a)(l)(2000).

structure with Wisconsin Electric. Wisconsin Energy is undertaking a generation expansion project that will take place in two phases, the first of which involves the Port Washington Units.

ATC LLC owns transmission facilities formerly owned by Wisconsin Electric and other Wisconsin utilities.4 The ATC LLC transmission system is subject to the functional control of the Midwest Independent Transmission System Operator, Inc.

The Port Washington Transaction calls for the Project Company to construct and own two 545 MW natural gas-fueled combined cycle generating units and associated interconnection facilities in Port Washington, Wisconsin. The Port Washington Units are expected to become operational as early as 2005. The Project Company will lease the Port Washington Units and certain of the interconnection facilities necessary to connect the units to the Wisconsin transmission grid to Wisconsin Electric. The Project Company also will transfer operational control, and then ownership, of the remaining interconnection facilities to ATC LLC.5 The Port Washington Units will be integrated with Wisconsin Electric’s existing regulated generation portfolio. Wisconsin Electric will be responsible for the operation, maintenance and fuel costs of the facilities and the associated transmission facilities. According to Applicants, neither the Project Company nor W.E. Power will operate or control the Port Washington Units or associated transmission facilities.

Applicants state that the proposed transactions are consistent with the public interest and will not adversely affect competition, rates or regulation. With respect to competition, Applicants state that the Port Washington Transaction will only improve competitive options available to power purchasers and that, as an intra-corporate transaction, will not result in any change in market share held by Wisconsin Energy affiliates. Applicants further state that the transfer of generation to Wisconsin Electric, a regulated public utility, from an affiliate does not present competitive concerns which may arise from the transfer of generation from a merchant generator to its franchised public utility affiliate. They note that the Port Washington Units are new generating facilities that are being constructed to serve bundled retail load and that the Public

[4]	See American Transmission Co., 93 FERC ¶ 61,267 (2000), reh’g denied, 95 FERC ¶ 61,387 (2001), and Wisconsin Electric Power Co., 90 FERC ¶ 61,346 (2000).

[5]	Although agreements and contracts dealing with the Port Washington Transaction are included in Exhibit I to the application, Applicants failed to include agreements and contracts dealing with the transfer of operational control and ownership of certain other interconnection facilities to ATC LLC. Applicants are directed to file such contracts no later than the date at which they notify the Commission that the transaction has been consummated.

Service Commission of Wisconsin approved the Port Washington Transaction after analyzing competing alternatives. Applicants also state that the transfer of facilities to ATC LLC will not adversely affect competition.

Applicants state that the proposed transactions will not adversely affect Wisconsin Electric’s wholesale rates. Applicants state that Wisconsin Electric and one wholesale customer have entered into an agreement addressing the new pricing provisions that will apply to sales to that customer once the Port Washington Units begin operation. For all other wholesale customers, Wisconsin Electric agrees to permit such customers to terminate their existing contracts if it files a rate increase that begins within five years of the consummation of the Port Washington Transaction and such rate increase includes costs associated with the Port Washington Units.6 Applicants also state that the transfer of interconnection facilities to ATC LLC will not adversely affect rates.

Applicants state that the Port Washington Transaction and the transfer of facilities to ATC LLC will not adversely affect regulation. They note that the Port Washington Transaction will not result in the formation of a registered holding company under PUHCA. They assert that the Commission will have jurisdiction over wholesale sales from the Port Washington Units and over sales by Wisconsin Electric. Applicants also state that the Wisconsin Commission has already approved the Port Washington Transaction and that although the Michigan Public Service Commission does not have pre-approval authority, it does have the authority to review the prudence of the pass-through of any costs to retail ratepayers in Michigan. No state regulatory commission has intervened in this proceeding.

Section 33.5 of the Commission’s regulations, Proposed Accounting Entries, requires that section 203 applicants present proposed accounting entries with sufficient detail showing the effect of the transaction. This information enables the Commission to better consider the economic consequences of the proposed transaction, evaluate the proposed accounting and provide guidance and direction when the accounting is inconsistent with the Commission’s Uniform System of Accounts. Applicants did not include proposed accounting entries and related details for their proposed transactions. Although accounting information was subsequently provided, due to the delay there has

[6]	This termination right will begin the day after the Commission accepts a rate increase for filing and will continue for a six-month period. Applicants also state that Wisconsin Electric may have a customer or customers that begin taking service under long-term contracts with energy charges based on Wisconsin Electric’s out-of-pocket costs. For these customers, Wisconsin Electric agrees that, for a period of five years after the Port Washington Transaction is consummated, to notify them prior to including the Port Washington Units in this calculation and to permit such customers to terminate the contract within six months of such notice.

been insufficient time to adequately review the proposed accounting. Accordingly, Applicants’ proposed accounting remains under review. Applicants are advised that for any future filings information required under Section 33.5 must be provided in the application at the time it is filed.

This filing was noticed on August 7, 2003, with comments, protests or interventions due on or before August 27, 2003. Wisconsin Public Power Inc., Madison Gas and Electric Company and the Citizens’ Utility Board of Wisconsin, the Customers First! Coalition and the Wisconsin Industrial Energy Group, Inc. filed timely motions to intervene and comments in support of Applicants’ filing. Notice of interventions and unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission’s Rules of Practice and Procedure (18 C.F.R. § 385.214). Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

After consideration, it is concluded that the proposed transactions are consistent with the public interest and are authorized, subject to the following conditions:

(1)	The proposed transactions are authorized upon the terms and conditions and for the purposes set forth in the application;

(2)	The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may become before the Commission;

(3)	Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

(4)	Applicants and ATC LLC must submit their accounting for all aspects of the proposed transactions in accordance with Electric Plant Instruction No.5 and Account 102, Electric Plant Purchased or Sold, of the Uniform System of Accounts within six months of the closing of the transactions;

(5)	The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate; and

(6)

Applicants shall notify the Commission within 10 days of the date that the disposition of jurisdictional facilities has been consummated and shall include with such notification agreements or contracts which provide for the transfer of operational control and ownership of interconnection facilities to ATC LLC.

This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development—West, pursuant to 18 C.F.R. § 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. § 385.713

Jamie L. Simler
Director
Division of Tariffs and Market Development - West